Mail Stop 4561

October 26, 2009

Mr. Joel A. Ronning
Chief Executive Officer
Digital River, Inc.
9625 West 76th Street
Eden Prairie, MN 55344

> **Re: Digital River, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Form 10-K/A For the Fiscal Year Ended December 31, 2008**
> **Form 10-Q For the Quarterly Period Ended March 31, 2009**
> **Form 10-Q For the Quarterly Period Ended June 30, 2009**
> **File No. 000-24643**

Dear Mr. Ronning:

    We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

> Sincerely,

> Stephen G. Krikorian
> Accounting Branch Chief